Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-155208

SCBT Financial Corporation

Supplement No. 2 dated January 23, 2009

To Prospectus dated December 1, 2008

This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of SCBT Financial Corporation (the “Company”) dated December 1, 2008, as supplemented by Supplement No. 1 dated January 16, 2009 (as so supplemented, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide excerpts from our press release dated January 22, 2009 concerning financial results for the quarter and year ended December 31, 2008.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Supplement updates and supersedes the information contained in the Prospectus.

You should consider carefully the risk factors beginning on page 3 of the Prospectus dated December 1, 2008 before purchasing any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Fourth Quarter 2008 Results of Operations

The Company reported consolidated net income of $3.5 million, or $0.32 per diluted share for the three months ended December 31, 2008 compared to consolidated net income of $5.1 million, or $0.54 per diluted share for the fourth quarter of 2007, a $1.6 million or 31.0% decrease.  For the year ended December 31, 2008 and 2007, the Company reported net income of $15.8 million compared to $21.6 million, respectively, a decrease of $5.8 million, or 26.8%.  This resulted in diluted earnings per share of $1.52 and $2.32 for the year ended December 31, 2008 and 2007, respectively.

On an operating basis for the three months ended December 31, 2008 and 2007, net operating earnings were $0.39 per diluted share, down 33.9%, in 2008, from $0.59 per diluted share, in 2007.  Net operating earnings were down $1.4 million or 24.0%, in 2008, excluding an OTTI charge related to other equities of $124,000, and a loss on bank owned life insurance (BOLI) policies of $260,000, the realized loss on Freddie Mac preferred securities of $383,000 and merger costs related to moving to a single charter of $405,000, over the prior year comparable period.  For the year ended December 31, 2008, net operating earnings were up $794,000, or 3.6%, excluding the OTTI charge, the loss on BOLI, the realized loss on Freddie Mac preferred securities of $10.14 million, and merger costs related to moving to a single charter over the December 31, 2007 results.  Net operating earnings per diluted share were $2.20 for the year ended December 31, 2008 compared to $2.37 for the year ended December 31, 2007, a decrease of 7.2%.

During the fourth quarter of 2008, the Company’s average total assets (including a full quarter’s impact of the acquired assets from TSB Financial Corporation) increased by $389.3 million, a 16.4% increase over the fourth quarter of 2007.  The growth in average total assets was supported by growth in average total deposits of $305.9 million, an increase of 16.7% over the total in the fourth quarter of 2007.  Average earning assets for the quarter increased by $347.6 million, or 15.7%, compared to the fourth quarter of 2007.  The increase in average earning assets also includes a 5.8% decrease in average investment securities to $232.4 million, which includes the $9.8 million OTTI charge on Freddie Mac preferred stock impact for all of the fourth quarter.

The Company’s return on average assets (ROAA), return on average equity (ROAE), and return on average tangible equity (ROATE) for December 31, 2008 equaled 0.51%, 5.89%, and 8.46%, respectively, as compared to 0.86%, 10.76%, and 14.53%, respectively, for December 31, 2007.  The Company’s annualized operating ROAA for the fourth quarter decreased to 0.62% compared to 0.94% for the fourth quarter of 2007, and decreased from 0.93% for the third quarter of 2008.  The operating returns on average assets, equity and tangible equity exclude the effect of the after-tax impact of the OTTI charges, the loss on BOLI, the realized loss on Freddie Mac preferred securities and the merger cost related to moving to a single charter.  Total year-to-date average shareholders’ equity at December 31, 2008 was $239.8 million, an increase of 26.5% from December 31, 2007.  This increase is due primarily to the issuance of 1,010,000 shares of common stock in October.  Annualized operating ROAE for the quarter was 7.14%, down from 11.86% for the fourth quarter of 2007.  Annualized operating ROATE for the fourth quarter decreased to 10.20% from 15.98% for the comparable period in the prior year, and decreased from 16.88% in the third quarter of 2008.

Asset Quality

Annualized net charge-offs decreased to 0.35% from 0.41% experienced in the third quarter of 2008; but increased from 0.15% experienced in the fourth quarter of 2007.  During the fourth quarter, non-performing assets (NPAs) as a percentage of loans and repossessed assets increased to 0.91% compared to 0.33% one year ago and 0.66% for the third quarter of 2008.  NPAs to total assets at December 31, 2008 were 0.76% compared to 0.27% at the end of 2007 and 0.54% at the end of the third quarter 2008.  The increase in NPAs continues to reflect the pressure within the real estate market and within the economy as a whole.  Compared to the banking industry, we believe that our asset quality remains manageable.  During the fourth quarter, the Company’s other real estate owned (“OREO”) increased $3.6 million from the end of the third quarter.  Nonaccrual loans increased $3.1 million from the third quarter of 2008, and by $9.3 million from the end of 2007.

At December 31, 2008, nonperforming loans totaled $14.9 million, representing 0.64% of period-end loans.  Other real estate owned at the end of the fourth quarter was $6.1 million, an increase from $2.5 million at the end of the third quarter 2008 and from $490,000 at the end of 2007.  The allowance for loan losses at December 31, 2008 was $31.5 million and represented 1.36% of total period-end loans.  The current allowance for loan losses provides 2.11 times coverage of period-end nonperforming loans.  In the fourth quarter, net charge-offs were $2.0 million, or an annualized 0.35% of average loans compared to $728,000, or 0.15% in the same period of 2008 and $2.3 million, or 0.41% in the linked quarter.  The provision for loan losses was $4.4 million for the fourth quarter of 2008 compared to $1.6 million for the comparable quarter one year ago, and $2.8 million in the third quarter of 2008.

Loans and Deposits

The Company increased total loans 11.2% since the fourth quarter of 2007, driven by continued growth in commercial real estate loans and home equity loans.  Total loans outstanding were $2.3 billion at December 31, 2008 compared to $2.1 billion for the year ended December 31, 2007.  The balance of mortgage loans held for sale increased $4.3 million from the third quarter of 2008 to $15.7 million at December 31, 2008, and was lower than the balance at December 31, 2007 of $17.4 million reflective of the overall slow down within the mortgage banking industry and the tightening of credit.

Deposits increased in most categories except for demand deposits and money market accounts.  Deposits increased by a total of $14.5 million, or 2.7% annualized, from the end of the third quarter of 2008, with the largest growth occurring in small denomination (less than $100,000) certificates of deposit and NOW accounts.  The Company continues to reduce rates paid on the various deposits in order to manage its net interest margin within acceptable levels.  The Company continued to increase slightly the use of brokered deposits during the fourth quarter over the third quarter of 2008.  This increase totaled $3.8 million.  With the modest increase in overall deposits and the additional capital raised in October of the fourth quarter, the Company was able to fund all of its loan growth as well as reduce its balance of federal funds purchased during the fourth quarter.  Total deposits outstanding at the end of the fourth quarter of 2008 were $2.2 billion, an increase of $225.4 million, or 11.7%, compared to the end of 2007.

Net Interest Income and Margin

Non-taxable equivalent net interest income (before provision for loan losses) was $24.6 million for the fourth quarter of 2008, up 14.1% from $21.6 million in the comparable period last year.  Tax-equivalent net interest margin decreased 5 basis points from the fourth quarter of 2007 to 3.86%.  Compared to the linked third quarter of 2008, tax-equivalent net interest margin remained unchanged.  With the decline in interest rates by the Federal Reserve, the Company has continued to aggressively manage deposit pricing and funding sources during the fourth quarter of 2008 and limited the amount of margin compression.  The increase in non-performing assets continued to pressure the margin, and we have reduced the net interest margin for these assets in these difficult economic conditions.  With the efforts of raising new capital and aggressively managing our deposits and funding sources, the net interest margin decreased 5 basis points compared to the fourth quarter of 2007.  On a year-to-date basis, the margin has declined 2 basis points from 3.85% in 2007 to 3.83% in 2008.

The Company’s average yield on interest-earning assets decreased 111 basis points while the average rate on interest-bearing liabilities decreased 131 basis points from the fourth quarter of 2007.  During the fourth quarter of 2008, the Company’s average total assets increased to $2.77 billion, a 16.4% increase over the fourth quarter of 2007.  The increase reflected a $373.9 million increase in average total loans to $2.3 billion from the fourth quarter of 2007, the result of the strong loan growth during 2008.  The increase in volume of loans at lower current market rates combined with variable rate loan resets resulted in the average yield on loans falling by 128 basis points compared to the fourth quarter of 2007.  Average investment securities were $232.4 million at December 31, 2008, or 5.8% lower than the balance in 2007.  The growth in average total assets was supported by growth in average total deposits of $305.9 million, an increase of 16.7% from the fourth quarter of 2007.

Noninterest Income and Expense

Operating noninterest income was $6.9 million for the fourth quarter of 2008 compared to $6.6 million for the fourth quarter of 2007, up by $305,000, or 4.6% from the prior year.  Mortgage banking income increased by $47,000, or 7.4%, reflecting the reduction in interest rates and the government’s attempt to loosen credit.  The other increases are as follows:  an increase in bankcard services income of $83,000, or 7.8%; and a $59,000, or 9.9%, increase in trust and investment services income.  The increases listed above were more than offset by the following items during the fourth quarter of 2008:  an additional loss recorded on the sale of its Freddie Mac preferred stock of $383,000, an OTTI charge of $124,000 related to certain equity investments held at the holding company, and a loss on BOLI policies of $260,000.  Compared to the third quarter of 2008, operating noninterest income was down by $190,000, driven by a decline in all components of noninterest income, except for mortgage banking income which was up $171,000, or 33.7%.

Noninterest expense was $20.9 million in the fourth quarter of 2008, up $2.0 million or 10.5%, from $18.9 million in the comparable period in 2007.  During the fourth quarter, the Company incurred numerous charges including the cost related to moving to a single bank charter of $405,000; severance pay of $130,000; marketing cost of $378,000; OREO expenses were higher by $506,000; FDIC assessments were higher by $254,000; property tax increased by $174,000; and cost related to collection of loans increased $97,000.  The full quarter impact of the five TSB offices is reflected in each line item of noninterest expense compared to 2007 when there was only one month of charges.  The Company’s quarterly efficiency ratio increased to 66.34% compared to 65.42% one year ago, and compared to 59.82% in the third quarter of 2008.

During the first quarter of 2008, the Company reclassified mortgage loan commission costs paid to originators previously recorded as compensation expenses into mortgage banking income to net the two amounts.  The result of these reclassifications for the first and second quarters of 2008 and prior periods was to decrease both noninterest revenue and noninterest expense.  The reclassification resulted in an improved (decreased) efficiency ratio ranging from 0.50% to 0.87% for the previous four quarters of 2007, and had no impact on net income or equity in any of the reported periods.

Quarterly Cash Dividend

The Board of Directors of the Company has declared a quarterly cash dividend of $0.17 per share payable on its common stock.  This per share amount is equal to the dividend paid in the immediately preceding quarter and will be payable on February 20, 2009 to shareholders of record as of February 6, 2009.

Please refer to the accompanying tables for detailed comparative data on results of operations and financial results.  Throughout this supplement the Company refers to “operating earnings” as a measure of its results of operations that differs from its net income under Generally Accepted Accounting Principles in the United States (“GAAP”).  Refer to the accompanying tables for a reconciliation of “operating earnings” to GAAP net income.  The Company’s management believes that such non-GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare the Company’s operating results from period to period in a meaningful manner.  Non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP.  Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the company’s results as reported under GAAP.

Statements included in this supplement which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934, as amended.  The Company cautions readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from forecasted results.  Such risks and uncertainties, include, among others, the following possibilities:  (1) credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; (2) interest risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity; (3) liquidity risk affecting the bank’s ability to meet its obligations when they come due; (4) price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; (5) transaction risk arising from problems with service or product delivery; (6) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; (7) strategic risk resulting from adverse business decisions or improper implementation of business decisions; (8) reputation risk that adversely affects earnings or capital arising from negative public opinion; (9) terrorist activities risk that results in loss of consumer confidence and economic disruptions; and (10) potential deposit attrition, higher than expected costs, customer loss and business disruption associated with the integration of The Scottish Bank, including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration related-matters.  The Company also encourages readers to refer to the risk factors beginning on page 3 of the Prospectus dated December 1, 2008 before purchasing any shares of our common stock.

SCBT Financial Corporation

(Unaudited)

(Dollars in thousands, except per share data)

	Three Months Ended			Twelve Months Ended
	December 31,		%	December 31,		%
	2008	2007	Change	2008	2007	Change
EARNINGS SUMMARY (non tax equivalent)
Interest income	$38,094	$39,205	-2.8%	$156,075	$149,199	4.6%
Interest expense	13,450	17,613	-23.6%	60,298	68,522	-12.0%
Net interest income	24,644	21,592	14.1%	95,777	80,677	18.7%
Provision for loan losses (1)	4,374	1,641	166.5%	10,736	4,384	144.9%
Operating noninterest income (2)	6,877	6,572	4.6%	29,576	27,359	8.1%
Operating noninterest expense (2)	20,471	18,088	13.2%	79,391	70,591	12.5%
Operating earnings before income taxes (2)	6,676	8,435	-20.9%	35,226	33,061	6.5%
Provision for income taxes	2,371	2,768	-14.3%	12,342	10,971	12.5%
Net operating earnings (2)	4,305	5,667	-24.0%	22,884	22,090	3.6%
Realized loss on sale of FRE preferred securities, net of tax (2)	(247)	—		(6,590)	—
Merger expense, net of tax (2)	(261)	(525)	-50.3%	(261)	(525)	-50.3%
Loss on BOLI and OTTI on other equities, net of tax (2)	(248)	—		(248)	—
Net income	$3,549	$5,142	-31.0%	$15,785	$21,565	-26.8%

Basic weighted-average shares	10,846,219	9,527,166	13.8%	10,301,430	9,274,647	11.1%
Diluted weighted-average shares	10,949,411	9,535,938	14.8%	10,393,717	9,304,716	11.7%

Earnings per share - Basic	$0.33	$0.54	-38.9%	$1.53	$2.33	-34.3%
Earnings per share - Diluted	$0.32	$0.54	-40.7%	$1.52	$2.32	-34.5%

Operating earnings per share - Basic (2)	$0.40	$0.59	-32.2%	$2.22	$2.38	-6.7%
Operating earnings per share - Diluted (2)	$0.39	$0.59	-33.9%	$2.20	$2.37	-7.2%

Cash dividends declared per common share	$0.17	$0.17	0.0%	$0.68	$0.68	0.0%
Dividend payout ratio	1550.42%	27.75%	5487.1%	40.93%	29.17%	40.3%

(2) Operating measures exclude the effect of a realized loss on sale of Freddie Mac (FRE) preferred securities of $383,000 and $10.1 million, respectively, for the three and twelve months ended December 31, 2008; and a loss on Bank Owned Life Insurance (“BOLI”) of $260,000 and other-than-temporary impairment (“OTTI”) on other equities of $124,000 for the three and twelve months ended December 31, 2008. Excludes the effect of merger expense of $405,000 and $811,000 recorded for the three and twelve months ended December 31, 2008 and 2007, respectively, related to collapsing the banks into one charter and the acquisition of TSB Financial Corporporation (“TSB”).

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007
RECONCILIATION OF NON-GAAP TO GAAP
Realized Loss on Sale of FRE Preferred Securities, Net of Tax
Realized loss on sale of FRE preferred securities	$(383)	$—	$(10,143)	$—
Income tax effect	136	—	3,553	—
After-tax effect of realized loss on sale of FRE preferred securities	$(247)	$—	$(6,590)	$—

Merger Expense, Net of Tax
Merger expense	$(405)	$(811)	$(405)	$(811)
Income tax effect	144	286	144	286
After-tax effect of merger expense	$(261)	$(525)	$(261)	$(525)

Loss on BOLI and OTTI on Other Equities, Net of Tax
Loss on BOLI and OTTI on other equities	(384)	$—	(384)	$—
Income tax effect	136	—	136	—
After-tax effect of loss on BOLI and OTTI on other equities	$(248)	$—	$(248)	$—

Noninterest Income Reconciliation
Operating noninterest income	$6,877	$6,572	$29,576	$27,359
Realized loss on sale of FRE preferred securities	(383)	—	(10,143)	—
Loss on BOLI and OTTI on other equities	(384)	—	(384)	—
Noninterest Income (GAAP)	$6,110	$6,572	$19,049	$27,359

Noninterest Expense Reconciliation
Operating noninterest expense	$20,471	$18,088	$79,391	$70,591
Merger expense	405	811	405	811
Noninterest Expense (GAAP)	$20,876	$18,899	$79,796	$71,402

Net Income Reconciliation
Net operating earnings	$4,305	$5,667	$22,884	$22,090
After-tax effect of realized loss on sale of FRE preferred securities	(247)	—	(6,590)	—
After-tax effect of merger expense	(261)	(525)	(261)	(525)
After-tax effect of loss on BOLI and OTTI on other equities	(248)	—	(248)	—
Net income (GAAP)	$3,549	$5,142	$15,785	$21,565

Basic Earnings Per Share Reconciliation
Basic operating earnings per share	$0.40	$0.59	$2.22	$2.38
Per share effect of realized loss on sale of FRE preferred securities	(0.02)	—	(0.64)	—
Per share effect of merger expense	(0.03)	(0.05)	(0.03)	(0.05)
Per share effect of loss on BOLI and OTTI on other equities	(0.02)	—	(0.02)	—
Basic earnings per share (GAAP)	$0.33	$0.54	$1.53	$2.33

Diluted Earnings Per Share Reconciliation
Diluted operating earnings per share	$0.39	$0.59	$2.20	$2.37
Per share effect of realized loss on sale of FRE preferred securities	(0.02)	—	(0.63)	—
Per share effect of merger expense	(0.02)	(0.05)	(0.03)	(0.05)
Per share effect of loss on BOLI and OTTI on other equities	(0.03)	—	(0.02)	—
Diluted earnings per share (GAAP)	$0.32	$0.54	$1.52	$2.32

SCBT Financial Corporation

(Unaudited)

(Dollars in thousands, except per share data)

	AVERAGE for Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2008	2007
BALANCE SHEET HIGHLIGHTS
Mortgage loans held for sale	$10,684	$10,543	$23,126	$23,875	$13,799
Total loans (1)	2,304,911	2,265,606	2,188,036	2,121,814	1,930,938
Total investment securities	232,446	250,395	247,759	258,510	246,731
Intangible assets	66,268	66,413	65,779	65,536	45,501
Earning assets	2,560,387	2,563,344	2,514,456	2,457,341	2,212,749
Total assets	2,768,864	2,767,853	2,710,273	2,655,897	2,379,592
Noninterest-bearing deposits	315,841	326,298	313,860	304,537	305,467
Interest-bearing deposits	1,825,501	1,749,742	1,696,778	1,650,044	1,529,957
Total deposits	2,141,342	2,076,040	2,010,638	1,954,581	1,835,424
Federal funds purchased and repurchase agreements	190,409	295,137	289,382	310,269	240,897
Other borrowings	183,159	160,789	172,245	158,315	96,610
Shareholders’ equity	239,769	221,995	222,274	217,780	189,506

	AVERAGE for Twelve Months
	December 31,	December 31,	%
	2008	2007	Change
BALANCE SHEET HIGHLIGHTS
Mortgage loans held for sale	$17,022	$21,747	-21.7%
Total loans (1)	2,220,448	1,823,196	21.8%
Total investment securities	247,196	230,285	7.3%
Intangible assets	66,001	38,056	73.4%
Earning assets	2,524,040	2,113,688	19.4%
Total assets	2,725,955	2,272,413	20.0%
Noninterest-bearing deposits	315,167	284,766	10.7%
Interest-bearing deposits	1,730,828	1,477,545	17.1%
Total deposits	2,045,995	1,762,311	16.1%
Federal funds purchased and repurchase agreements	271,143	208,516	30.0%
Other borrowings	168,645	109,566	53.9%
Shareholders’ equity	225,484	173,679	29.8%

	ENDING Balance
	December 31,	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2008	2007
BALANCE SHEET HIGHLIGHTS
Mortgage loans held for sale	$15,742	$11,419	$19,015	$28,060	$17,351
Total loans (1)	2,316,076	2,279,726	2,246,353	2,144,940	2,083,047
Total investment securities	222,227	238,961	256,391	249,848	258,309
Intangible assets	66,221	66,363	66,507	65,486	65,618
Allowance for loan losses (1)	(31,525)	(29,199)	(28,760)	(27,335)	(26,570)
Premises and equipment	66,392	64,056	57,698	55,966	55,454
Total assets	2,766,710	2,766,745	2,774,387	2,678,248	2,597,183
Noninterest-bearing deposits	303,689	313,700	322,209	315,621	315,791
Interest-bearing deposits	1,849,585	1,825,027	1,734,637	1,700,608	1,612,098
Total deposits	2,153,274	2,138,727	2,056,846	2,016,229	1,927,889
Federal funds purchased and repurchase agreements	172,393	224,328	322,682	252,178	296,186
Other borrowings	177,477	172,738	160,249	173,340	143,860
Total liabilities	2,521,782	2,547,158	2,552,924	2,458,218	2,382,118
Shareholders’ equity	244,928	219,587	221,463	220,030	215,065

Common shares issued and outstanding	11,250,603	10,225,776	10,203,497	10,185,915	10,160,432

	December 31,	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2008	2007
NONPERFORMING ASSETS (ENDING balance)
Nonaccrual loans	$14,624	$11,564	$6,897	$5,215	$5,353
Other real estate owned	6,126	2,508	1,140	651	490
Accruing loans past due 90 days or more	293	796	497	1,692	985
Other nonperforming assets	84	172	181	63	82
Total nonperforming assets	$21,127	$15,040	$8,715	$7,621	$6,910

Total nonperforming assets as a percentage of total loans and OREO (1)	0.91%	0.66%	0.39%	0.36%	0.33%
Total nonperforming assets as a percentage of total assets	0.76%	0.54%	0.31%	0.28%	0.27%
NPLs as a percentage of period end loans	0.64%	0.54%	0.33%	0.32%	0.30%

	Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2008	2007
ALLOWANCE FOR LOAN LOSSES (1)
Balance at beginning of period	$29,199	$28,760	$27,335	$26,570	$23,822
Allowance from acquisition	—	—	—	—	1,835
Loans charged off	(1,980)	(2,356)	(913)	(472)	(623)
Overdrafts charged off	(299)	(234)	(240)	(259)	(377)
Loan recoveries	121	182	176	113	181
Overdraft recoveries	110	62	70	138	91
Net (charge-offs) recoveries	(2,048)	(2,346)	(907)	(480)	(728)
Provision for loan losses	4,374	2,785	2,332	1,245	1,641
Balance at end of period	$31,525	$29,199	$28,760	$27,335	$26,570

Allowance for loan losses as a percentage of total loans (1)	1.36%	1.28%	1.28%	1.27%	1.28%
Allowance for loan losses as a percentage of nonperforming loans	211.34%	236.23%	388.96%	395.75%	419.22%
Net charge-offs as a percentage of average loans (annualized) (1)	0.35%	0.41%	0.17%	0.09%	0.15%
Provision for loan losses as a percentage of average total loans (annualized) (1)	0.75%	0.49%	0.43%	0.24%	0.34%

SCBT Financial Corporation

(Unaudited)

(Dollars in thousands, except per share data)

	December 31,		December 31,
	2008	% of Total	2007	% of Total
LOAN PORTFOLIO (ENDING balance) (1)
Construction/land development	$535,638	23.1%	$550,683	26.4%
Commercial non-owner occupied	330,792	14.3%	254,584	12.2%
Total commercial real estate	866,430	37.4%	805,267	38.7%
Consumer owner occupied	293,521	12.7%	272,663	13.1%
Home equity loans	222,025	9.6%	164,104	7.9%
Total consumer real estate	515,546	22.3%	436,767	21.0%
Commercial owner occupied	423,345	18.3%	308,864	14.8%
Commercial & industrial	251,929	10.9%	257,170	12.3%
Other income producing property	141,516	6.1%	123,659	5.9%
Consumer non real estate	95,098	4.1%	118,756	5.7%
Other	22,212	1.0%	32,564	1.6%
Total loans (net of unearned income) (1)	$2,316,076	100.0%	$2,083,047	100.0%

Mortage loans held for sale	$15,742		$17,351

	Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2008	2007
SELECTED RATIOS

Return on average assets (annualized)	0.51%	0.02%	0.91%	0.90%	0.86%

Return on average equity (annualized)	5.89%	0.22%	11.13%	11.01%	10.76%

Return on average tangible equity (annualized)	8.46%	0.69%	16.18%	16.13%	14.53%

Net interest margin (tax equivalent)	3.86%	3.86%	3.81%	3.79%	3.91%

Efficiency ratio (tax equivalent)	65.05%	59.82%	62.27%	65.66%	65.42%

End of period book value per common share	$21.77	$21.47	$21.70	$21.60	$21.17

End of period tangible book value per common share	$15.88	$14.98	$15.19	$15.17	$14.71

End of period common shares issued and outstanding	11,250,603	10,225,776	10,203,497	10,185,915	10,160,432

End of period Equity-to-Assets	8.85%	7.94%	7.98%	8.22%	8.28%

End of period Tangible Equity-to-Tangible Assets	6.62%	5.67%	5.72%	5.91%	5.90%

	Twelve Months Ended
	December 31,	December 31,
	2008	2007
SELECTED RATIOS

Return on average assets (annualized)	0.58%	0.95%

Return on average equity (annualized)	7.00%	12.42%

Return on average tangible equity (annualized)	10.26%	16.28%

Net interest margin (tax equivalent)	3.83%	3.85%

Efficiency ratio (tax equivalent)	63.17%	65.31%

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2008	2007		2008	2007
RECONCILIATION OF NON-GAAP TO GAAP
Operating Return on Average Assets (annualized)
Operating return on average assets (non-GAAP) (2)	0.62%	0.94%		0.84%	0.97%
Effect of operating adjustments	-0.11%	-0.08%		-0.26%	-0.02%
Return on average assets (GAAP)	0.51%	0.86%		0.58%	0.95%

Operating Return on Average Equity (annualized)
Operating return on average equity (non-GAAP) (2)	7.14%	11.86%		10.15%	12.72%
Effect of operating adjustments	-1.25%	-1.10%		-3.15%	-0.30%
Return on average equity (GAAP)	5.89%	10.76%		7.00%	12.42%

Operating Return on Average Tangible Equity (annualized)
Operating return on average tangible equity (non-GAAP) (2)	10.20%	15.98%		14.71%	16.66%
Effect of operating adjustments	-1.74%	-1.45%		-4.45%	-0.38%
Return on average tangible equity (GAAP)	8.46%	14.53%		10.26%	16.28%

(2) Operating measures exclude the effect of a realized loss on sale of Freddie Mac (FRE) preferred securities of $383,000 and $10.1 million, respectively, for the three and twelve months ended December 31, 2008; and a loss on Bank Owned Life Insurance (“BOLI”) of $260,000 and other-than-temporary impairment (“OTTI”) on other equities of $124,000 for the three and twelve months ended December 31, 2008.  Excludes the effect of merger expense of $405,000 and $811,000 recorded for the three and twelve months ended December 31, 2008 and 2007, respectively, related to collapsing the banks into one charter and the acquisition of TSB Financial Corporporation (“TSB”).

SCBT Financial Corporation

(Unaudited)

(Dollars in thousands)

	Three Months Ended
	December 31, 2008			December 31, 2007
	Average	Interest	Average	Average	Interest	Average
	Balance	Earned/Paid	Yield/Rate	Balance	Earned/Paid	Yield/Rate
YIELD ANALYSIS

Interest-Earning Assets:
Federal funds sold, reverse repo, and time deposits	$12,346	$24	0.77%	21,281	$241	4.49%
Investment securities (taxable)	200,917	2,709	5.36%	218,083	2,834	5.16%
Investment securities (tax-exempt)	31,529	259	3.27%	28,648	351	4.86%
Mortgage loans held for sale	10,684	151	5.62%	13,799	187	5.38%
Loans (1)	2,304,911	34,951	6.03%	1,930,938	35,592	7.31%
Total Interest-earning assets	2,560,387	38,094	5.92%	2,212,749	39,205	7.03%

Noninterest-Earning Assets:
Cash and due from banks	50,336			47,300
Other assets	187,431			144,120
Allowance for loan losses	(29,290)			(24,577)
Total noninterest-earning assets	208,477			166,843
Total Assets	$2,768,864			$2,379,592

Interest-Bearing Liabilities:
Transaction and money market accounts	$558,835	$1,065	0.76%	$550,778	$2,779	2.00%
Savings deposits	146,920	310	0.84%	135,652	786	2.30%
Certificates and other time deposits	1,119,746	9,742	3.46%	843,527	10,180	4.79%
Federal funds purchased and repurchase agreements	190,409	358	0.75%	240,897	2,503	4.12%
Other borrowings	183,159	1,975	4.29%	96,610	1,365	5.61%
Total interest-bearing liabilities	2,199,069	13,450	2.43%	1,867,464	17,613	3.74%

Noninterest-Bearing Liabilities:
Demand deposits	315,841			305,467
Other liabilities	14,185			17,155
Total noninterest-bearing liabilities (“Non-IBL”)	330,026			322,622
Shareholders’ equity	239,769			189,506
Total Non-IBL and shareholders’ equity	569,795			512,128
Total liabilities and shareholders’ equity	$2,768,864			$2,379,592

Net interest income and margin (NON-TAX EQUIV.)		$24,644	3.83%		$21,592	3.87%
Net interest margin (TAX EQUIVALENT)			3.86%			3.91%

	Twelve Months Ended
	December 31, 2008			December 31, 2007
	Average	Interest	Average	Average	Interest	Average
	Balance	Earned/Paid	Yield/Rate	Balance	Earned/Paid	Yield/Rate
YIELD ANALYSIS

Interest-Earning Assets:
Federal funds sold, reverse repo, and time deposits	$39,374	$909	2.31%	$38,460	$1,973	5.13%
Investment securities (taxable)	210,436	11,065	5.26%	203,899	10,316	5.06%
Investment securities (tax-exempt)	36,760	1,471	4.00%	26,386	1,302	4.93%
Mortgage loans held for sale	17,022	967	5.68%	21,747	1,253	5.76%
Loans (1)	2,220,448	141,663	6.38%	1,823,196	134,355	7.37%
Total Interest-earning assets	2,524,040	156,075	6.18%	2,113,688	149,199	7.06%

Noninterest-Earning Assets:
Cash and due from banks	51,747			48,094
Other assets	178,357			134,031
Allowance for loan losses	(28,189)			(23,400)
Total noninterest-earning assets	201,915			158,725
Total Assets	$2,725,955			$2,272,413

Interest-Bearing Liabilities:
Transaction and money market accounts	$565,815	$6,030	1.07%	$558,467	$11,838	2.12%
Savings deposits	145,579	1,706	1.17%	111,484	2,166	1.94%
Certificates and other time deposits	1,019,434	39,908	3.91%	807,594	39,153	4.85%
Federal funds purchased and repurchase agreements	271,143	5,427	2.00%	208,516	9,180	4.40%
Other borrowings	168,645	7,227	4.29%	109,566	6,185	5.64%
Total interest-bearing liabilities	2,170,616	60,298	2.78%	1,795,627	68,522	3.82%

Noninterest-Bearing Liabilities:
Demand deposits	315,167			284,766
Other liabilities	14,688			18,341
Total noninterest-bearing liabilities (“Non-IBL”)	329,855			303,107
Shareholders’ equity	225,484			173,679
Total Non-IBL and shareholders’ equity	555,339			476,786
Total liabilities and shareholders’ equity	$2,725,955			$2,272,413

Net interest income and margin (NON-TAX EQUIV.)		$95,777	3.79%		$80,677	3.82%
Net interest margin (TAX EQUIVALENT)			3.83%			3.85%

SCBT Financial Corporation

(Unaudited)

(Dollars in thousands)

	Three Months Ended			Twelve Months Ended
	December 31,		%	December 31,		%
	2008	2007	Change	2008	2007	Change
NONINTEREST INCOME & EXPENSE
Noninterest income:
Service charges on deposit accounts	$4,123	$4,162	-0.9%	$16,117	$15,114	6.6%
Mortgage banking income	678	631	7.4%	3,455	3,596	-3.9%
Bankcard services income	1,153	1,070	7.8%	4,832	4,136	16.8%
Trust and investment services income	654	595	9.9%	2,756	2,566	7.4%
Securities gains (losses), net	(507)	(502)	1.0%	(9,927)	(460)	2058.0%
Other	9	616	-98.5%	1,816	2,407	-24.6%
Total noninterest income (GAAP)	6,110	6,572	-7.0%	19,049	27,359	-30.4%
Adjustments:
Realized loss on sale of FRE preferred securities	383	—		10,143	—
Loss on BOLI and OTTI on other equities	384	—		384	—
Total operating noninterest income (NON-GAAP)	$6,877	$6,572	4.6%	$29,576	$27,359	8.1%

Noninterest expense:
Salaries and employee benefits	$10,306	$10,331	-0.2%	$42,554	$39,312	8.2%
Furniture and equipment expense	1,579	1,531	3.1%	6,246	5,758	8.5%
Net occupancy expense	1,583	1,365	16.0%	6,103	4,950	23.3%
Information services expense	1,309	1,101	18.9%	4,878	4,265	14.4%
Advertising and marketing	1,088	710	53.2%	3,870	3,143	23.1%
Business development and staff related	600	491	22.2%	2,184	2,097	4.1%
Professional fees	605	550	10.0%	2,243	2,072	8.3%
Amortization of intangibles	142	132	7.6%	575	509	13.0%
Merger expense	405	811	-50.1%	405	811	-50.1%
Other	3,259	1,877	73.6%	10,738	8,485	26.6%
Total noninterest expense (GAAP)	20,876	18,899	10.5%	79,796	71,402	11.8%
Adjustments:
Merger expense	405	811	-50.1%	405	811	-50.1%
Total operating noninterest expense (NON-GAAP)	$20,471	$18,088	13.2%	$79,391	$70,591	12.5%

Notes:

(1) Loan data excludes mortgage loans held for sale.

(2) Operating measures exclude the effect of a realized loss on sale of Freddie Mac (FRE) preferred securities of $383,000 and $10.1 million, respectively, for the three and twelve months ended December 31, 2008; and a loss on Bank Owned Life Insurance (“BOLI”) of $260,000 and other-than-temporary impairment (“OTTI”) on other equities of $124,000 for the three and twelve months ended December 31, 2008. Excludes the effect of merger expense of $405,000 and $811,000 recorded for the three and twelve months ended December 31, 2008 and 2007, respectively, related to collapsing the banks into one charter and the acquisition of TSB Financial Corporporation (“TSB”).